58th Floor, China World Tower A

No.1 Jian Guo Men Wai Avenue

Beijing 100004, P.R. China

Telephone: +8610 5737 9300

Facsimile: +8610 5737 9301

www.kirkland.com

March 17, 2025

CONFIDENTIAL

Ben Phippen

Marc Thomas

John Stickel

Susan Block

Division of Corporation Finance

Office of Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Yuanbao Inc.

Amendment No.1 to Registration Statement on Form F-1

Filed November 6, 2024

File No. 333-282164

Dear Mr. Phippen, Mr. Thomas, Mr. Stickel, Ms. Block:

On behalf of our client, Yuanbao Inc., a foreign private issuer incorporated under the laws of the Cayman Islands (the “Company”), we are submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated December 9, 2024 on the Company’s amendment to registration statement on Form F-1 filed on November 6, 2024 relating to a proposed initial public offering in the American Depositary Shares, representing the Company’s ordinary shares (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) and certain exhibits thereto via EDGAR to the Commission for confidential review in accordance with the procedures of the Commission.

The Company has responded to all of the Staff’s comments by revising the Draft Registration Statement to address the comments, or by providing an explanation if the Company has not so revised the Draft Registration Statement. The Staff’s comments are repeated below in bold and followed by the Company’s response. We have included page

Austin  Bay Area  Boston  Brussels  Chicago  Dallas  Frankfurt  Hong Kong  Houston  London  Los Angeles  Miami  Munich  New York  Paris  Riyadh  Salt Lake City  Shanghai Washington, D.C.

Division of Corporation Finance Office of Finance Securities and Exchange Commission March 17, 2025 Page 2	CONFIDENTIAL

references to the Revised Draft Registration Statement where the language addressing a particular comment appears. Terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Amendment No.1 to Form F-1 filed November 6, 2024

Risk Factors

PRC regulatory authorities have imposed penalties, including a six-month suspension, page 47

1.

We note your disclosure here that the penalties include a six-month suspension of certain of PwC Zhong Tian’s business operations in the PRC. It appears that as a result of the suspension, PwC Zhong Tian is not in good standing. Please refer to Rule 2-01 of Regulation S-X. An accountant that is not in good standing is not qualified to sign a consent that is filed with the Commission. Also, it appears that the financial information included in this registration statement for the nine-months ended September 30, 2024 was reviewed by an accountant that is not in good standing. Please revise to comply with the requirements of Regulation S-X or advise.

The Company respectfully advises the Staff that PwC Zhong Tian informed the Company that the six-month suspension of certain of PwC Zhong Tian’s business operations in the People’s Republic of China (the “PRC”) has concluded. PwC Zhong Tian is duly registered and in good standing under the laws of the PRC.

The PRC government’s significant oversight, page 59

2.	Please revise to remove the language “in extreme cases” in the second sentence in this risk factor, when describing situations when the value of your securities may decline or become worthless.

In response to the Staff’s comment, the Company has amended the disclosure on page 60 of the Revised Draft Registration Statement.

Division of Corporation Finance Office of Finance Securities and Exchange Commission March 17, 2025 Page 3	CONFIDENTIAL

* * *

If you have any questions regarding this letter, please contact me at Justin You Zhou at justin.zhou@kirkland.com, +8610 5737 9323 (work) or +852 6807 7708 (cell).

Thank you for your time and attention.

Very truly yours,

/s/ Justin You Zhou

Justin You Zhou

Enclosure

c.c.	Rui Fang, Chairman of the Board and Chief Executive Officer

Huirui Wan, Chief Financial Officer

Mengyu Lu, Esq., Partner, Kirkland & Ellis International LLP

Jing Hu, Partner, PricewaterhouseCoopers Zhong Tian LLP

Benjamin Su, Esq., Partner, Latham & Watkins LLP

Daying Zhang, Esq., Partner, Latham & Watkins LLP